

December 14, 2022

James F. Brunk
Chief Financial Officer
Mohawk Industries, Inc.
160 S. Industrial Blvd.
Calhoun, GA 30701

>   **Re: Mohawk Industries, Inc.**
>   **Form 10-K for the Year Ended December 31, 2021**
>   **Filed February 23, 2022**
>   **Form 8-K Filed October 27, 2022**
>   **File No. 001-13697**

Dear James F. Brunk:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Item 8. Consolidated Financial Statements and Supplementary Data
(10) Long-Term Debt, page 64

1.   We note your credit facilities include certain affirmative and negative covenants that impose restrictions on your financial and business operations. For each class of debt, please tell us whether you were in compliance with the covenants as of the reporting date.

Form 8-K Filed October 27, 2022

Exhibit 99.1, page 1

2.   We note that you have reconciled EBITDA and Adjusted EBITDA to operating income (loss). Question 103.01 of the updated Non-GAAP Compliance and Disclosure

Interpretations issued on April 4, 2018 states EBITDA is defined as "earnings before interest, taxes, depreciation and amortization," with earnings intended to mean net income rather than operating income. In future filings, please reconcile EBITDA and Adjusted EBITA to net (loss) earnings including noncontrolling interests.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gordon at 202-551-3866 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing